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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                    October 2009

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1. Press Release: October 13, 2009

   Material Change Report: October 13, 2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (04-09)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pediment Clarifies Prior Resource Disclosure on La Colorada Property

Vancouver, BC, October 13, 2009 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF Frankfurt:P5E.F) (“Pediment” or “the Company”) is issuing the following news release to clarify its technical disclosure outlined in certain of its previous disclosures regarding the Company’s La Colorada mineral property in Sonora Mexico as a result of a review conducted by the British Columbia Securities Commission.

On February 17, 2009 the Company issued a news release which discussed the Company’s plan to target the expansion of what were stated to be “known resources” at La Colorada.  The Company would like to clarify that the existing resource estimate for La Colorada is not current, and is a historical, resource estimate.  Similarly, on May 14, 2009, the Company issued a news release which discussed the existing estimates and the Company’s future exploration plans at La Colorada using the terms “ore” and “mineable ore”, and refers to an evaluation for the start up of an open pit mine.  The Company confirms that while the Company has published results of its exploration activities at La Colorada and management believes that the results from the ongoing exploration efforts justify continued exploration at La Colorada, the Company does not have a current resource estimate for the property nor has it confirmed the economic viability of the mineralization present at La Colorada.

The Pediment website and one previous news release, from October 29, 2007, cited resource quantities published in a news release by Eldorado Gold on February 29, 2000; specifically Pediment cited Eldorado’s disclosure of 599,300 oz of gold in 21,534,300 tons of mineral resource with an average grade of 0.87 grams per tonne.  A more detailed presentation of this historical resource data is set out in the table below.  This more accurate and detailed data was recovered by the Company in the course of its review and re-organization of the prior mine data base, which without restatement may have led to conflicting and confusing statements about historical resources of the project.  The Creston resource area is not included in any of these estimates or discussions.

A Creston property resource estimate was disclosed in investor materials previously posted on the Company’s website reporting 8.8 million tonnes grading 1.18 grams of gold per tonne, but failed to state the resource classification categories or authorship.  Further, this internally calculated resource estimate did not meet current NI 43-101 requirements for reporting resource estimates and should, therefore, not be considered to be a reliable disclosure.  It is hereby retracted by the Company.  The data on the Creston property will be reconsidered in accordance with CIM guidelines and NI 43-101 requirements, including a review of both prior and new data, and will be disclosed as a new resource estimate in approximately two months time, to be included in the same report as the planned update of the La Colorada and Gran Central resource estimates discussed below.

A report prepared for Eldorado by independent consultant Gary Giroux in 1999 on the La Colorada and Gran Central zones shows two of four calculation passes which are reported in the following table summarizing selected historical resources.  (Gary Giroux, May 1999, Audit of the Resources Contained Within the Gran Central and La Colorada Zones, La Colorada Mine, Mexico).

Table of historical resource calculations for La Colorada and Gran Central by Giroux (1999)

MODEL	CLASS	TONNES	Au (g/t)	Ag (g/t)	Au oz.	Ag oz.
97 EXP	Measured	8,180,000	0.991	7.791	261,000	2,050,000
(Eldorado)	Indicated	9,040,000	0.934	6.826	271,000	1,980,000
(1997)	TOTAL M&I	17,220,000	0.961	7.284	532,000	4,030,000
	Inferred	4,190,000	0.972	5.574	131,000	751,000

PASS 1	Measured	9,090,000	1.046	9.195	305,000	2,690,000
(Giroux)	Indicated	12,050,000	0.918	8.241	355,000	3,190,000
	TOTAL M&I	21,140,000	0.973	8.651	660,000	5,880,000
	Inferred	5,660,000	0.817	9.346	149,000	1,700,000

PASS 4	Measured	11,630,000	0.992	9.134	371,000	3,420,000
(Giroux)	Indicated	12,670,000	0.889	8.534	362,000	3,480,000
	TOTAL M&I	24,300,000	0.938	8.821	733,000	6,890,000
	Inferred	4,760,000	0.837	10.507	128,000	1,610,000

This table uses mineral resource category terminology consistent with requirements of NI 43-101.  The “97 EXP” model is an Eldorado kriged resource model based on 1997 surface data and widely space drilling.  “Pass 1” by Giroux utilized a 45x45x15 meters search ellipse configuration and grade capping of blocks to 1 gram in the low grade zone.  “Pass 4” by Giroux utilized 75x75x50 meters search ellipse configuration and included influence from blast holes.  Giroux included silver grades for each resource category, but did not include the “Ag oz.” column, which was calculated for this news release.  Some differences of totals shown may occur due to rounding error.

Pediment has determined that the above-referenced February 2000 Eldorado news release with historical resource totals, contained sums of measured, indicated and inferred resources that differ from the information contained in the underlying report (Giroux 1999).  The above table, which the Company believes is an accurate summary of these historical estimates, clarifies the disclosure of the 1999 calculated resources from that report.

Notwithstanding that the Company considers these historic calculations relevant to its own exploration planning, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results cannot be categorized as current mineral resources or mineral reserves in accordance with NI 43-101.

Pediment also reported that subsequent to the estimates published by Eldorado, production records prepared by previous owner, Exploracions La Colorada, S.A. de C.V., record that 3,617,340 tonnes averaging about 0.9 g/t gold was mined from the La Colorada site.  This historical information has not been independently verified by the Company in accordance with NI 43-101 requirements and should not be relied upon.  This information is reproduced for historical reference only.

Since obtaining ownership of the La Colorada property in October 2007, the Company has conducted two drill programs, the second of which is continuing, and has completed approximately 5,200 meters of RC and 1,550 meters of core drilling in 2009.  A 2008 drill program completed about 4,320 meters of RC drilling, as reported in a September 17, 2008 news release, and details of drill hole assay results were listed in a news release on February 17, 2009 with geological interpretation.  This drill data is also currently available on the

Pediment website at www.pedimentgold.com. Two contracted geologists have completed mapping and supervised pit bench sampling.  This resulted in the collection of about 3,600 rock samples which have been analyzed in approved laboratories and was posted to the Pediment website in map form illustrations.

Four different engineering groups were contracted over the period to review in detail various aspects of the former mine site and facilities regarding the state of existing infrastructure, integrity of leach pads and dumps, the amenability of the rock types for underground mine development, and various environment assessments.  These mining engineers and technicians have provided useful information and recommendations to facilitate advancing the project beyond the exploration drilling phase.  Reyna Mining and Engineering of Mexico City was contracted to provide general recommendations regarding the development potential at the La Colorada property.  Milne and Associates of Tucson, Arizona also provided additional assessment of the underground mining potential.  Interminera S.A. de C.V. of Sonora, Mexico, has been reviewing the site infrastructure and making an assessment of the various components of the site.  Munro Legal of Sonora, México, provided environmental assessments and a partial baseline study, including water well sampling for the former operating mine.

The Company does not have a current resource estimate for the La Colorada property, nor has it verified the historical estimates disclosed above.   However, it recently has engaged a group of independent consultants to prepare an NI 43-101 compliant resource study and technical report for the La Colorada property prior to December 1, 2009.

Melvin Herdrick, Vice President of Exploration and a Director of the Company, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact Gary Freeman or Michael Rapsch at (604) 682-4418.

Pediment Gold Corp.

Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration at the Company’s La Colorada property. Such statements include, without limitation, statements regarding the Company’s expectation that further exploration is warranted and the Company’s plan to prepare and file a NI 43-101 compliant technical report on the La Colorada property. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

October 13, 2009

Item 3

News Release

The news release was disseminated on October 13, 2009 by way of Marketwire.

Item 4

Summary of Material Change

The Company clarifies prior resource disclosure on La Colorada Property.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company has clarified its technical disclosure outlined in certain of its previous disclosures regarding the Company’s La Colorada mineral property in Sonora Mexico as a result of a review conducted by the British Columbia Securities Commission.

On February 17, 2009 the Company issued a news release which discussed the Company’s plan to target the expansion of what were stated to be “known resources” at La Colorada.  The Company would like to clarify that the existing resource estimate for La Colorada is not current, and is a historical, resource estimate.  Similarly, on May 14, 2009, the Company issued a news release which discussed the existing estimates and the Company’s future exploration plans at La Colorada using the terms “ore” and “mineable ore”, and refers to an evaluation for the start up of an open pit mine.  The Company confirms that while the Company has published results of its exploration activities at La Colorada and management believes that the results from the ongoing exploration efforts justify continued exploration at La Colorada, the Company does not have a current resource estimate for the property nor has it confirmed the economic viability of the mineralization present at La Colorada.

The Pediment website and one previous news release, from October 29, 2007, cited resource quantities published in a news release by Eldorado Gold on February 29, 2000; specifically Pediment cited Eldorado’s disclosure of 599,300 oz of gold in 21,534,300 tons of mineral resource with an average grade of 0.87 grams per tonne.  A more detailed presentation of this historical resource data is set out in the table below.  This more accurate and detailed data was recovered by the Company in the course of its review and re-organization of the prior mine data base, which without restatement may have led to conflicting and confusing statements about historical resources of the project.  The Creston resource area is not included in any of these estimates or discussions.

A Creston property resource estimate was disclosed in investor materials previously posted on the Company’s website reporting 8.8 million tonnes grading 1.18 grams of gold per tonne, but failed to state the resource classification categories or authorship.  Further, this internally calculated resource estimate did not meet current NI 43-101 requirements for reporting resource estimates and should, therefore, not be considered to be a reliable disclosure.  It is hereby retracted by the Company.  The data on the Creston property will be reconsidered in accordance with CIM guidelines and NI 43-101 requirements, including a review of both prior and new data, and will be disclosed as a new resource estimate in approximately two months time, to be included in the same report as the planned update of the La Colorada and Gran Central resource estimates discussed below.

A report prepared for Eldorado by independent consultant Gary Giroux in 1999 on the La Colorada and Gran Central zones shows two of four calculation passes which are reported in the following table summarizing selected historical resources.  (Gary Giroux, May 1999, Audit of the Resources Contained Within the Gran Central and La Colorada Zones, La Colorada Mine, Mexico).

Table of historical resource calculations for La Colorada and Gran Central by Giroux (1999)

MODEL	CLASS	TONNES	Au (g/t)	Ag (g/t)	Au oz.	Ag oz.
97 EXP	Measured	8,180,000	0.991	7.791	261,000	2,050,000
(Eldorado)	Indicated	9,040,000	0.934	6.826	271,000	1,980,000
(1997)	TOTAL M&I	17,220,000	0.961	7.284	532,000	4,030,000
	Inferred	4,190,000	0.972	5.574	131,000	751,000

PASS 1	Measured	9,090,000	1.046	9.195	305,000	2,690,000
(Giroux)	Indicated	12,050,000	0.918	8.241	355,000	3,190,000
	TOTAL M&I	21,140,000	0.973	8.651	660,000	5,880,000
	Inferred	5,660,000	0.817	9.346	149,000	1,700,000

PASS 4	Measured	11,630,000	0.992	9.134	371,000	3,420,000
(Giroux)	Indicated	12,670,000	0.889	8.534	362,000	3,480,000
	TOTAL M&I	24,300,000	0.938	8.821	733,000	6,890,000
	Inferred	4,760,000	0.837	10.507	128,000	1,610,000

This table uses mineral resource category terminology consistent with requirements of NI 43-101.  The “97 EXP” model is an Eldorado kriged resource model based on 1997 surface data and widely space drilling.  “Pass 1” by Giroux utilized a 45x45x15 meters search ellipse configuration and grade capping of blocks to 1 gram in the low grade zone.  “Pass 4” by Giroux utilized 75x75x50 meters search ellipse configuration and included influence from blast holes.  Giroux included silver grades for each resource category, but did not include the “Ag oz.” column.  Some differences of totals shown may occur due to rounding error.

Pediment has determined that the above-referenced February 2000 Eldorado news release with historical resource totals, contained sums of measured, indicated and inferred resources that differ from the information contained in the underlying report (Giroux 1999).  The above table, which the Company believes is an accurate summary of these historical estimates, clarifies the disclosure of the 1999 calculated resources from that report.

Notwithstanding that the Company considers these historic calculations relevant to its own exploration planning, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results cannot be categorized as current mineral resources or mineral reserves in accordance with NI 43-101.

Pediment also reported that subsequent to the estimates published by Eldorado, production records prepared by previous owner, Exploracions La Colorada, S.A. de C.V., record that 3,617,340 tonnes averaging about 0.9 g/t gold was mined from the La Colorada site.  This historical information has not been independently verified by the Company in accordance with NI 43-101 requirements and should not be relied upon.  This information is reproduced for historical reference only.

Since obtaining ownership of the La Colorada property in October 2007, the Company has conducted two drill programs, the second of which is continuing, and has completed approximately 5,200 meters of RC and 1,550 meters of core drilling in 2009.  A 2008 drill program completed about 4,320 meters of RC drilling, as reported in a September 17, 2008 news release, and details of drill hole assay results were listed in a news release on February 17, 2009 with geological interpretation.  This drill data is also currently available on the Pediment website at www.pedimentgold.com. Two contracted geologists have completed mapping and supervised pit bench sampling.  This resulted in the collection of about 3,600 rock samples which have been analyzed in approved laboratories and was posted to the Pediment website in map form illustrations.

Four different engineering groups were contracted over the period to review in detail various aspects of the former mine site and facilities regarding the state of existing infrastructure, integrity of leach pads and dumps, the amenability of the rock types for underground mine development, and various environment assessments.  These mining engineers and technicians have provided useful information and recommendations to facilitate advancing the project beyond the exploration drilling phase.  Reyna Mining and Engineering of Mexico City was contracted to provide general recommendations regarding the development potential at the La Colorada property.  Milne and Associates of Tucson, Arizona also provided additional assessment of the underground mining potential.  Interminera S.A. de C.V. of Sonora, Mexico, has been reviewing the site infrastructure and making an assessment of the various components of the site.  Munro Legal of Sonora, México, provided environmental assessments and a partial baseline study, including water well sampling for the former operating mine.

The Company does not have a current resource estimate for the La Colorada property, nor has it verified the historical estimates disclosed above.   However, it recently has engaged a group of independent consultants to prepare an NI 43-101 compliant resource study and technical report for the La Colorada property prior to December 1, 2009.

Melvin Herdrick, Vice President of Exploration and a Director of the Company, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this material change report.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration at the Company’s La Colorada property. Such statements include, without limitation, statements regarding the Company’s expectation that further exploration is warranted and the Company’s plan to prepare and file a NI 43-101 compliant technical report on the La Colorada property. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

October 14, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509

(Registrant)

Date: October 14, 2009          By /s/ Gary Freeman

                                      Gary Freeman, President/CEO/Director